[JONES VARGAS LETTERHEAD]

December 7, 2005

Via EDGAR Transmission

Russell Mancuso
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  RE:
  Power Efficiency Corporation (the "Registrant")—Response to Comment Letter

Dear Mr. Mancuso:

        The Registrant is in receipt of your letter addressed to Steven S. Strasser, Chairman and Chief Executive Officer of the Registrant, dated November 10, 2005 (the "Comment Letter") informing the Registrant that you are conducting a limited review of the Registrant's registration statement on Form SB-2 filed on October 25, 2005 (the "Registration Statement"). In response to the Comment Letter, the Registrant has amended the Registration Statement by filing Amendment No. 1 to Form SB-2 ("Amendment"). To facilitate your review of the Amendment we have enclosed a "redlined" copy which shows all changes from the initial filing.

        As indicated below, the changes made by the Amendment respond to the Comment Letter by removing shares held by certain affiliates from the Registration Statement. The remaining changes primarily update financial information.

  1.
  We note that two of your selling shareholders, Steve Strasser, and Summit Energy Ventures are affiliates of yours and are selling their holdings of 39% and 38% of your outstanding shares, respectively. Generally, we view a resale transaction by related parties of this amount to be an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4). Under the rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Your offering does not appear to meet the requirements. Please revise your registration statement to price those shares offered by Mr. Strasser and Summit Energy Ventures and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. The prospectus should make clear the fact that these persons are underwriters of this offering.

  Response:

    The Registrant has amended the Registration Statement by removing from such Registration Statement all shares held by or issuable to Mr. Strasser and Summit Energy Ventures, LLC ("Summit"). The Registrant indicates in the Amendment that the shares to be registered under such filing (the "Registration Shares") do not include (i) 4,500,000 shares issued and issuable upon the exercise of certain stock purchase warrants granted to Mr. Strasser in connection with a private placement ending in August of 2005, (ii) 5,212,500 shares issuable upon the exercise of certain stock options granted under the Registrant's 2000 Stock Option and Restricted Stock Plan to Mr. Strasser, and (iii) 500,000 shares issuable upon the exercise of certain stock purchase warrants granted to Summit, and other private investors, in October 2004 through August 2005 (the "Private Investors Warrants"). The Registrant has additionally amended the Registration Statement by excluding from the Registration Shares 3,803,801 Common Stock shares owned by Summit. In the Amendment the Registrant indicates that the above referenced shares are transferable only upon satisfaction of Rule 144 of the Act.

  2.
  Please identify the beneficial owner of the share held in the name of Commerce Energy and tell us why its sales should not be considered "by or on behalf of" the registrant.

  Response:

    The Registrant has amended the Registration Statement by removing from such Registration Statement all shares held by or issuable to Commerce Energy Group, Inc., a public company traded on the American Stock Exchange under the symbol EGR ("Commerce Energy"), and Commonwealth Energy Corporation ("Commonwealth"), a wholly owned subsidiary of Commerce Energy. The Registrant indicates in the Amendment that the Registration Shares do not include (i) 363,239 shares held by Commerce Energy, issued in connection with warrants to purchase Secured Senior Notes in a private offering in October 2004 and February 2005 and (ii) 75,000 shares issuable from the Private Investors Warrants. The Registrant has additionally amended the Registration Statement by excluding from the Registration Shares (i) 3,099,049 Common Stock shares held by Commonwealth and (ii) 150,000 Common Stock shares held by Commerce Energy. In the Amendment the Registrant indicates that the above reference shares are transferable only upon satisfaction of Rule 144 of the Act.

        In addition to the above revisions made in response to the Comment Letter, the Registrant has (i) updated Selected Financial Information to reflect September 30, 2005 financial numbers, (ii) replaced Management's Discussion and Analysis with information current up to September 30, 2005, (iii) added Eric Naroian to current list of board of directors and provided his biography, (iv) replaced June 30, 2005 financial statements with September 30, 2005 financial statements and (v) decreased the amount of Placement Agent Warrants issued to Joseph Stevens and Co.

        If you have any questions or require additional information, please do not hesitate to contact me, William Greenlee or Diane Markert of this office at 702-862-3300.

Very truly yours,
JONES VARGAS
CRAIG H. NORVILLE
cc:	Jay Mumford Steven S. Strasser